EXHIBIT 12

DEAN FOODS COMPANY

COMPUTATION OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges for each of the periods indicated

	Nine months ended September 30 2010	Year Ended December 31
		2009	2008	2007	2006	2005
Income from continuing operations before income taxes	$159,544	$380,465	$296,217	$210,229	$451,760	$417,844
Fixed charges:
Interest expense	177,742	246,510	308,178	333,328	194,630	160,279
Portion of rentals (33%)	39,790	52,800	49,107	44,546	44,099	42,990
Capitalized interest	871	1,676	2,803	2,012	3,374	3,839

Total fixed charges	218,403	300,986	360,088	379,886	242,103	207,108

Income from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliates	$377,076	$679,775	$653,502	$588,103	$690,489	$621,113

Ratio of earnings to fixed charges	1.73	2.26	1.81	1.55	2.85	3.00